Exhibit 99.1

Dejour Energy Accepts Devine Resignation

Reconfigures Board for June AGM

Vancouver, BC, April 10, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it has accepted the resignation of Mr. Darren Devine, effective immediately. Dejour has certainly appreciated Darren’s dedicated contribution as an independent member of the Company’s Board of Directors since 2009, serving on multiple committees during his 4 year tenure. We wish Mr. Devine every success in his future endeavors.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 129,000 net acres) and Peace River Arch regions (approximately 8,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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